Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

April 4, 2013	NR 13 - 3

Animas Arranges $600,000 Private Placement

Animas Resources Ltd. (TSX.V: ANI) is pleased to announce that it has arranged a private placement of 10,000,000 units (the “Units”) at a price of $0.06 per Unit to raise gross proceeds of $600,000.

The funds will be used to complete the transaction with Dore King Min SA de CV (“DKM”) as previously announced on February 25, 2013, and for working capital. Under the Letter of Intent with DKM, DKM has agreed to work towards re-establishing Animas’ Santa Gertrudis Gold Project as a producing gold mine and providing all the funding to do so. If successful, the cash flow from the gold production operations will be split on a 50/50 basis between Animas and DKM.

DKM and Animas will also be working towards building a good relationship with the Ejido in the area to show them the benefits of working closely with Animas and DKM. The Ejido is responsible for surface access in Mexico and while Animas has a current agreement for surface access, the team will be asking for assistance from the Ejido to improve the access conditions, expand it, and, in return, ensure that the Ejido are fairly compensated.

Each Unit will be comprised of one common share and a common share purchase warrant. Each warrant will be exercisable into one common share for a three year period at $0.10 per common share. Upon completion of the offering, Animas will have 69,130,884 common shares issued and outstanding. The investors in this offering will include previous strategic supporters of Animas and its Directors.

No feasibility study, pre-feasibility study or preliminary economic assessment has been completed for the Santa Gertrudis Gold Project and there is no certainty such an operation will be economically viable. Only a National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate has been completed for the Santa Gertrudis project.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by John R. Wilson, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators, and the President and CEO of Animas.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“John R. Wilson”

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John R. Wilson, President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.